

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Mikhail Zhukov
Chief Executive Officer
HeadHunter Group PLC
9/10 Godovikova St.
Moscow, 129085 Russia

      Re: HeadHunter Group PLC
          Form 20-F for the Year Ended December 31, 2021
          Filed April 27, 2022
          File No. 001-38882

Dear Mr. Zhukov:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2021

Consolidated Financial Statements, page F-1

1.   In view of the risk factor disclosed on page 40 in regard to your status as a holding company and dependence on your subsidiaries for cash to fund your operations and expenses, including future dividend payments, please explain to us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services